Exhibit 2

CREDIT SUISSE
Paradeplatz 8	Phone	+41 (0)44 333 66 52
P.O. Box	Fax	+41 (0)44 333 75 15
CH-8001 Zurich	www.credit-suisse.com
Switzerland

Steven Rattner
Neal Pomroy
Ryan Sprott
c/o DLJMB HRH VoteCo, LLC
11 Madison Avenue
New York, New York 10010

December 11, 2007

Regarding Hard Rock Hotel Holdings, LLC (the “Hard Rock Hotel”)

Gentlemen:

This letter will set forth the agreement (the “Agreement”) between Credit Suisse Group and Credit Suisse (collectively, “Credit Suisse”) and Steven Rattner, Neal Pomroy and Ryan Sprott (collectively, and for so long as they remain members of VoteCo (as defined below), the “Independent Managers”).

The Independent Managers are officers of DLJ Merchant Banking, Inc. (“DLJ”), which is a registered investment adviser and the manager of DLJ Merchant Banking Partners IV, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV (Pacific), L.P., DLJMB HRH Co-Investments, L.P. (the “MBP IV Funds” and, together with MBP IV Plan Investors, L.P., which invests alongside the MBP IV Funds, the “Funds”). Credit Suisse understands that the Funds have made an indirect equity investment in the Hard Rock Hotel, and that, in furtherance of their responsibilities and duties as officers of DLJ, the Independent Managers have acquired all of the membership interests in DLJMB HRH VoteCo, LLC (“VoteCo”), which holds approximately sixty-seven percent (67%) of the voting units of Hard Rock Hotel (the “Voting Units”) (with the remaining approximately thirty-three percent (33%) of the Voting Units held by Morgans Hotel Group Co.). Credit Suisse further understands that the Independent Managers have applied to the Nevada Gaming Commission for approval to participate in the management of the gaming operations of the Hard Rock Hotel (the “Gaming Operations”) in connection with the acquisition of the Voting Units.

Credit Suisse agrees that it will not take any action to influence the Independent Managers in the exercise of their management or voting rights in respect of the Gaming Operations, and Credit Suisse hereby authorizes the independent Managers to exercise such rights independently of, and without consultation with, Credit Suisse.

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If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter, whereupon this letter will constitute our agreement with respect to the subject matter hereof. This Agreement shall terminate with respect to any Independent Manager if, and at such time as, such Independent Manager is no longer a member of VoteCo.

CREDIT SUISSE GROUP

By:	/s/ David J. Blumer
Name:	David J. Blumer
Title:	Chief Executive Officer Asset Management and Member of the Executive Board

By:	/s/ Beatrice Fischer
Name:	Beatrice Fischer
Title:	Corporate Secretary/ Managing Director

CREDIT SUISSE

By:	/s/ David J. Blumer
Name:	David J. Blumer
Title:	Chief Executive Officer Asset Management and Member of the Executive Board

By:	/s/ Beatrice Fischer
Name:	Beatrice Fischer
Title:	Corporate Secretary/ Managing Director